Aimee Williams-Ramey
Senior Vice President and General Counsel
3150 Sabre Drive, Southlake, TX 76092 USA
T: 682 213 4758
aimee.williams-ramey@sabre.com

October 13, 2020

Via EDGAR
Ms. Kathryn Jacobson
Senior Staff Accountant
Office of Technology
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re:	Sabre Corporation
Form 10-K for the Fiscal Year Ended December 31, 2019, filed February 26, 2020
Form 10-Q for the Quarter Ended June 30, 2020, filed August 10, 2020
File No. 001-36422

Dear Ms. Jacobson:

On behalf of Sabre Corporation (the “Company”), I am submitting this letter in response to the comments contained in the letter dated September 28, 2020 from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company. For convenience, the Staff's comments are retyped below.

Form 10-K for the Fiscal Year Ended December 31, 2019

Notes to Consolidated Financial Statements

Note 7. Income Taxes, page 73

Staff Comment No. 1:

Please explain the nature of the "Suspended Loss" component of your deferred tax assets for each of the years ended December 31.

Company’s Response:

The deferred tax asset for suspended losses relates to an outside basis difference in the investment in the TVL LLC partnership (formerly known as Travelocity.com LLC).

The outside basis difference in TVL LLC is associated with a December 2009 restructuring which converted TVL LLC into a partnership for federal income tax purposes. In the formation of the partnership, certain receivables with built-in losses (i.e., tax basis greater than fair market

Ms. Kathryn Jacobson
October 13, 2020

value) were deemed contributed to TVL LLC. Due to the partnership rules that apply to TVL LLC, including those applicable to bad debt deductions claimed by TVL LLC in subsequent years, this deferred tax asset will not reverse until TVL LLC is terminated, sold, or makes a redemptive distribution to its partners.

Form 10-Q for the Quarter Ended June 30, 2020

1. Summary of Business and Significant Accounting Policies

General Information, page 6

Staff Comment No. 2

We note on page 63 of the Form 10-K that periodically, you provide cash payments (incentive consideration) to travel agencies at inception or modification of a service contract which are recorded in other assets and capitalized and amortized to cost of revenue over the expected life of the service contract, which is generally three to five years. In view of the pandemic's impact on travel cancellations, please tell us how you assessed recoverability of such payments, capitalized over the remaining life of the respective contracts. We note that on page 47 of the Form 10-Q you disclosed that you are closely monitoring positions with travel agencies to identify situations in which cancelled bookings exceed new bookings, resulting in refunds of such incentive consideration and creating possible additional bad debt exposure.

Company’s Response:

The Company’s impairment analysis performed on capitalized incentive consideration for its quarterly reporting on Form 10-Q for the quarter ended June 30, 2020 required an assessment of the projected cash flows for the relevant contracts over their respective terms. As noted in the Company’s Form 10-K for the year ended December 31, 2019, these contracts are priced so that the additional airline and other booking fees generated over the life of the contract will exceed the cost of the incentive consideration provided. The Company’s prior and current year analyses of these balances have generally concluded that these balances are recoverable, except in circumstances where an agency ceases to operate. For the June 30, 2020 assessment, the Company utilized inputs from management’s most recently available 2020 forecast and multi-year outlook regarding booking levels on a regional basis. As noted in the Company’s Form 10-Q for the quarter ended June 30, 2020, given the unprecedented nature of the current environment stemming from the COVID-19 pandemic, management’s forecasts represent management’s best estimates but reflect a significant amount of uncertainty. Because these contracts are for multiple years (typically three to five years), their long-term nature provides an adequate time horizon to recover the assets reviewed. Risk of bankruptcy was also considered in the assessment, along with an additional sensitivity analysis for contracts with a shorter time horizon or near impairment. The Company’s assessment included estimated bookings to be generated by the agency over the remaining term of the contract and booking fee per booking. The resulting net cash flow was compared to the capitalized asset to assess recovery. No material amounts were identified for impairment in the first or second quarter of 2020; however, the Company continues to assess these balances to reflect updated management forecasts regarding the anticipated impacts of the COVID-19 pandemic on our short- and long-term outlook.

Ms. Kathryn Jacobson
October 13, 2020

Receivables from travel agencies for cancelled bookings were not material to the balance sheet as of June 30, 2020. These balances were reviewed for recoverability, and the Company continues to monitor the impact of any increases in receivables or agency insolvency issues.

2. Revenue from Contracts with Customers, page 9

Staff Comment No. 3

We note that your cancellation reserve is highly sensitive to your estimate of bookings, given the varying rates paid by airline suppliers. Considering that your historical experience might no longer serve as a reliable basis for predicting future travel cancellations in the wake of the COVID-19 pandemic, please tell us how you considered revising disclosure to address changes in in methods, inputs, and assumptions used for measuring obligations for refunds, and other similar obligations. Refer to ASC 606-10-50-20(d).

Company’s Response:

In periods prior to the COVID-19 pandemic, the Company disclosed in its Revenue Recognition policy footnote that revenue was recognized net of estimated cancellations. This estimate was based on historical cancellation activity and did not fluctuate significantly. In the Company’s Form 10-Qs for the quarters ended March 31, 2020 and June 30, 2020, given the significant uncertainty in cancellation activity due to the COVID-19 pandemic, the Company provided additional information regarding the assumptions that are most sensitive to these estimates, as well as the estimation risk in calculating the cancellation reserve, as follows:

In Note 1. General Information – Recent Events, the Company noted that its policy is to estimate cancellations (refunds) based on historical levels of cancellations, adjusted to take into account any recent factors which could cause a change in those rates. The Company noted that in 2020, recent factors are resulting in significantly higher than expected cancellations when compared to historical patterns, thus requiring a change from its historical view approach. The Company also further noted that the amount of cancellations is unprecedented, impacting its ability to estimate future cancellations which may cause future variability in its reserves.

In Note 2. Revenue from Contracts with Customers, the Company noted that its methods, inputs and assumptions were modified to consider revised estimates of bookings expected to travel, as well as the mix of those bookings between domestic and international travel, given the varying rates paid by airline suppliers. The Company noted that the revised estimates of bookings expected to travel are based on management’s best estimate of future departures and cancellations. The Company further noted that the rate applied to the estimate of future cancelled bookings was adjusted from historical rates to consider the impact of changes in the mix of cancellations from historical averages between domestic and international bookings, considering the most recent booking and cancellation trends available.

15. Subsequent Events, page 26

Staff Comment No. 4

Please disclose changes (if any) to the composition of one or more of your reporting units in connection with you segment reorganization and your basis for reassignment of goodwill to each reporting unit. Refer to ASC 350-20-35-45 and 46.

Ms. Kathryn Jacobson
October 13, 2020

Company’s Response:

As disclosed in the Company’s Form 10-Q for the quarter ended June 30, 2020, the Company implemented a segment reorganization during the third quarter of 2020, which resulted in the combination of the Company’s Travel Network and Airline Solutions segments into a new combined segment, Travel Solutions. In connection with this reorganization, we expect to combine our Travel Network and Airline Solutions reporting units, which will result in combining the related goodwill of these reporting units into the Travel Solutions reporting unit, and therefore no fair value allocation of the goodwill is required under Accounting Standards Codification (“ASC”) 350-20-35-45 and 46. The impact of changes to the composition of our reporting units will be disclosed in our Form 10-Q for the quarter ended September 30, 2020.

Definitions of Non-GAAP Financial Measures, page 32

Staff Comment No. 5

We note you calculate Adjusted EBITDA by excluding the amortization of upfront incentive consideration and capitalized implementation costs which constitute costs of obtaining and fulfilling contracts with customers respectively. We also note that your calculation of Adjusted Operating (Loss) Income excludes the amortization of capitalized implementation costs. Your presentation of these non-GAAP measures appears to be inconsistent with the guidance in Q&A 100.01 of the CDI on Non-GAAP Financial Measures (April 4, 2018). Please advise or revise.

Company’s Response:

Capitalized implementation costs represent an asset that meets the generally recognized definition of an amortizing asset, and therefore are included in depreciation and amortization in the Company’s financial statements. The Company views and manages its capitalized implementation costs similar to its capital expenditures, primarily with respect to their periodic impacts to cash and resources. Given this, the Company excludes amortization of capitalized implementation costs from Adjusted EBITDA in connection with total depreciation and amortization to present this metric without the impacts of amortizing assets and to present results to investors in a manner that will emphasize current results of operations from current cash flows and activities.
Upfront incentive consideration is common within the global travel distribution industry and is used to motivate potential and existing customers to enter into commercial agreements with the Company. Upfront incentive consideration is treated consistently among companies within this industry, whereby the costs of the upfront incentives are capitalized and amortized over the term of the customer agreement. Further, companies in the global travel distribution industry exclude the amortization of upfront incentive consideration (also referred to as customer loyalty payments or travel agency incentives by others in the industry) from their non-GAAP measure of Adjusted EBITDA or their equivalent to that metric. Therefore, the Company also excludes amortization of upfront incentive consideration from Adjusted EBITDA as it believes it enhances peer-to-peer comparability of this metric for investors.

Beyond comparability with the Company’s peers, internally the Company manages upfront incentive consideration similar to capital expenditures with respect to the use of its cash resources. These payments are identified as a contractual relationship asset and amortized in

Ms. Kathryn Jacobson
October 13, 2020

the Company’s internal results over the contractual term. Similar to the treatment of capitalized implementation costs, the Company excludes amortization of upfront incentive consideration from its non-GAAP measures of Adjusted EBITDA to present this metric without the impacts of amortizing assets and to present results to investors in a manner that will emphasize current results of operations from current cash flows and activities.

The Company respectfully notes to the Staff that it does not exclude the amortization of capitalized implementation costs from Adjusted Operating (Loss) Income, given that these costs are expenditures that impact its results through amortization. For example, please refer to footnote (b) on page 25 of the Form 10-Q for the quarter ended June 30, 2020, which sets forth the reconciliation of Adjusted Operating (Loss) Income to operating (loss) income in our statement of operations. In this reconciliation, Adjusted Operating (Loss) Income does not reflect an adjustment for amortization of capitalized implementation costs.

The Company respectfully refers the Staff to the Company’s response to comment 1 contained in the Company’s letter to the Staff dated July 5, 2016, for additional information.

Critical Accounting Estimates, page 45

Staff Comment No. 6

We note that a sharp decline in your stock price resulted in a significant decline in your market capitalization. On page 17, we further note that you concluded that goodwill was not impaired for any business unit as of June 30, 2020 but did not provide a discussion of the methodology used to estimate fair value. In your Critical Accounting Estimates on page 45 you imply that since the filing of your Form 10-K February 26, 2020 there have been no material changes to critical accounting estimates over Goodwill, yet it appears that the quantitative factors used to determine the Level 3 fair value related to goodwill may have been significantly impacted by the uncertainties of the pandemic. In this regard please,

•Tell us the method(s) you used to estimate the fair value of your reporting units. If more than one method was used, please indicate how you weighted each method.
•Provide qualitative and quantitative descriptions of the material assumptions and factors used to support each reporting unit's fair value determination and describe the degree of uncertainty associated with your key assumptions.
•Quantify the headroom between fair value and carrying value of your reporting units. In particular, we note that the fair value of the Airline Solutions reporting unit approximated its carrying amount as of March 31, 2020. It is unclear to us why despite its negative revenue results as of June 30, 2020, you recorded no goodwill impairment for that reporting unit.
•Tell us how you reconciled and evaluated your market capitalization to the fair value of your reporting units and describe the reasons for significant differences, if any. Further disclose the stock price (or average stock price) that you used to determine your market capitalization and how it was selected.

Ms. Kathryn Jacobson
October 13, 2020

Refer to Section V. Critical Accounting Estimates, Release No. 33-8350 “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Company’s Response:

As disclosed in the Company’s Form 10-Q for the quarter ended March 31, 2020, the Company concluded a triggering event occurred requiring an interim quantitative impairment assessment of the Company’s long-lived assets, including goodwill. As of the end of the first quarter of 2020, the Company estimated the fair value of the Travel Network and Airline Solutions reporting units using a discounted cash flow method and estimated the fair value of the Hospitality Solutions reporting unit using a market multiple method.

The following table sets forth the current discount and terminal growth rates in estimating fair value for the Company’s reporting units as of March 31, 2020:

Reporting Unit	Discount Rate	Terminal Growth Rate
Travel Network	11.50%	2.00%
Airline Solutions	12.00%	2.00%

As Airline Solutions’ estimated fair value approximated its carrying value as of March 31, 2020, the Company performed an additional sensitivity analysis on this reporting unit and lowered the discount rate to 11% to account for the reduced level of risk within the analysis. This sensitivity included a longer recovery period and a lower growth rate in the post-recovery periods, beyond original assumptions. As the Company’s expense structure is primarily variable, costs were adjusted downward during periods of declining revenue prior to estimated recovery. This sensitivity resulted in a fair value estimate consistent with the Company’s pre-sensitized estimate. Accordingly, the Company concluded that changes in sensitivity assumptions resulted in a similar conclusion as of March 31, 2020.

The Company updated its assessment on a qualitative basis during the second quarter of 2020, noting there were no further indicators of impairment.

As part of its impairment assessment for Airline Solutions for the second quarter of 2020, the Company did not change its sensitized estimate of the period in which travel will recover, based on the Company’s knowledge of the industry as well as its consideration of other available information. This estimate is a key assumption in determining whether there is an impairment of the Company’s goodwill. Based on the Company’s qualitative assessment as of June 30, 2020, the headroom for Airline Solutions increased due to the finalization and inclusion of the cost savings initiatives announced in the second quarter of 2020 and the removal of losses consumed in the second quarter of 2020 from the analysis. The headroom for Travel Network and Hospitality Solutions continued to support the carrying amount of the other reporting units. The Company respectfully notes that the Staff appears to reference Travel Network’ segment results when they observe that “despite negative revenue results as of June 30, 2020, you recorded no goodwill impairment for that [Airline Solutions] reporting unit.” Although negative revenues for Travel Network resulted from increased cancellation activity in the quarter ended June 30, 2020, the headroom of the Travel Network reporting unit is substantial on the measurement date.

Ms. Kathryn Jacobson
October 13, 2020

The Company reconciled its market capitalization to the estimated fair value of the reporting units using an average of the most recent 30 days’ closing share prices of our common stock at March 31, 2020. The use of a 30-day average corresponds to the timing of the decline in equity markets for travel suppliers generally. During the 30 days leading up to March 31, 2020, travel had substantially halted as a result of stay-at-home orders and the many unknown factors that existed as to when travel would begin again, which negatively impacted the Company’s stock price during this 30-day window and as of March 31, 2020. The Company expected share prices to increase as stay at home orders were relaxed, allowing for travel to increase, as well as news of potential vaccine and other remedies discussed in the media. During the second quarter, the Company’s 30-day average share price increased 12%.

On page 17 of the Company’s Form 10-Q for the quarter ended June 30, 2020, the Company disclosed the risks, uncertainties and estimates inherent in the estimates of fair value of the reporting units. Those risks, uncertainties and estimates are: (1) forecasted revenues, expenses and cash flows, including future travel supplier capacity and load factors on those estimates and technology costs, (2) the duration and extent of the impact of the COVID-19 pandemic on our business and our customers, (3) current discount and long-term growth rates, (4) the reduction in our market capitalization, (5) current market transaction trends and (6) changes to the regulatory environment impacting our industry.

For Travel Network and Airline Solutions, the most sensitive input is item (3) above (the current discount and long-term growth rates). For all reporting units, the inputs with the highest degree of uncertainty are items (1) and (2) above, as the pandemic’s duration and the resulting effect on supplier capacity and load factors are highly uncertain and dependent on future developments, including the actions of governments and the public health community. The period of recovery was emphasized in the Company’s Form 10-Q for the quarter ended March 31, 2020 as a key assumption impacting the assessment of recoverability.

In response to this comment, quantitative headroom data, long-term growth data and fair value data have been supplementally provided to the Commission on a confidential basis.

If you have any questions concerning this letter, please contact the undersigned at (682) 213-4758.

Sincerely,

/s/ Aimee Williams-Ramey

Aimee Williams-Ramey

cc:	Craig Wilson, Securities and Exchange Commission
Doug Barnett, Sabre Corporation
David Lopez, Cleary Gottlieb Steen & Hamilton LLP